

Mail Stop 3561

December 13, 2005

VIA U.S. MAIL AND FAX (952) 886-3712
Mr. Gregory Richter
Vice President and Chief Financial Officer
Telex Communications Intermediate Holdings LLC
Telex Communications Inc.
12000 Portland Avenue South
Burnsville, Minnesota 55337

> **Re:** **Telex Communications Intermediate Holdings LLC**
> **File No. 333-115009**
> **Telex Communications Inc.**
> **File No. 333-30679**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 24, 2005**

Dear Mr. Richter:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for Fiscal Year Ended December 31, 2004

Notes to Selected Financial Data, page 12

1. Please see EBITDA and footnote (g). Your definition of EBITDA does not conform to the commonly understood definition of EBITDA. Thus, it is not appropriate to label it EBITDA. Rather, you must call it something other than EBITDA and use a name that clearly describes all adjustments. We also note that you also use your non-GAAP measure labeled as EBITDA to evaluate liquidity. Since you use EBITDA to evaluate liquidity, reconcile it to the most closely comparable GAAP measure of liquidity, cash flows from operating activities. Please expand to disclose the substantive reasons why you believe the presentation of EBITDA provides useful information to investors regarding your liquidity and results of operations. Your discussion should, at a minimum, disclose the following:

   - the manner in which you use EBITDA to conduct or evaluate your business;
   - the economic substance behind your decision to use EBITDA;
   - the material limitations associated with the use of EBITDA as compared to the use of the most directly comparable GAAP measures, cash flows from operating activities and net income (loss) before cumulative effect of accounting change; and
   - the manner in which you compensate for these limitations when using EBITDA.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

2. You disclose that your discussions are "provided solely with respect to Telex and its subsidiaries" including a discussion of interest expense for Intermediate. We note that Telex is a wholly-owned subsidiary of Intermediate. Revise to present your discussion and analysis of financial condition and results of operations. Also, present a narrative discussion of Telex under General Instruction (I)(1)(2)(a) of the Form 10-K.

Gross Profit, page 16

3. Please identify the significant high margin products sold by your segments which have contributed towards your improved gross margins.

Disclosure of Contractual Obligations, page 21

4. Please disclose the scheduled interest payments due on your long-term debt.

Off-Balance Sheet Arrangements, page 21

5. We note your disclosure that DRF 12000 Portland LLC ("LLC") "is not a variable interest entity." Please provide us with a detailed discussion of the factors discussed in paragraph 5 of FIN 46R regarding your determination.

Note 11. Environmental Matters, page 61

6. We note your disclosures on the Mark IV sites. Please tell us the nature of your de minimis responsible party obligations and why you are not providing more detailed disclosures about these sites under FAS 5, SOP 96-1 and SAB 5(Y). Also, tell us the following:

   - The amounts included in your balance sheet for any anticipated recoveries from insurers and/or Mark IV under the indemnification agreement;
   - The accrual for the environmental remediation loss contingencies. If any portion of the accrued obligation is discounted, tell us the undiscounted amount of the obligation;
   - The reasonably possible loss exposure in excess of the amount accrued, if any; and
   - Any liability for the contamination that may exist within the manufacturing facility (specifically excluded from the indemnification agreement).

* * * *

As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Mr. Gregory Richter
Telex Communications Intermediate Holdings LLC
Telex Communications Inc.
December 13, 2005
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